Exhibit 99.2

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

Update on ASOF convertible security

Brisbane, Australia –12 December 2011: Metal Storm Limited.

As announced to ASX in October 2011, Metal Storm entered into an agreement with The Lind Partners, LLC, as manager of the Australia Special Opportunity Fund LP (ASOF), under which:

•	ASOF provided loans to the Company in various tranches totalling A$700,000; and

•

subject to obtaining Shareholder approval and the satisfaction or waiver of various other conditions, ASOF agreed to have the A$700,000 in loans, together with a further payment of A$200,000 cash (i.e. a total of A$900,000), applied as consideration for the issue of a new type of convertible security to ASOF (the ASOF Convertible Security),

(Convertible Security Agreement).

Metal Storm obtained shareholder approval on 8 December 2011 to issue the ASOF Convertible Security to ASOF.

Metal Storm has received correspondence from ASOF under which ASOF has alleged that the Company has breached the Convertible Security Agreement and has reserved its rights in relation to the alleged breach.

Metal Storm is currently taking legal advice on this issue.

The Company is also in negotiations with ASOF to resolve the matter.

Metal Storm will provide a further update to the market as required in due course.

Metal Storm Limited

ACN 064 270 006

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY

Company Contact:

Australia & USA

Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3147 8600

Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 703 2488218

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.